UNITED STATES SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

SCHEDULE TO

TENDER OFFER STATEMENT UNDER SECTION 14(D)(1) OR 13(E)(1)
OF THE SECURITIES EXCHANGE ACT OF 1934

HAMILTON LANE PRIVATE ASSETS FUND

(Name of Subject Company (Issuer))

HAMILTON LANE PRIVATE ASSETS FUND

(Name of Filing Person(s) (Issuer))

CLASS D, CLASS I AND CLASS R SHARES OF BENEFICIAL INTEREST
(Title of Class of Securities)

407498302, 407498203 AND 407498104
(CUSIP Number of Class of Securities)

Keith Kleinman
Hamilton Lane Advisors, L.L.C.
110 Washington St, Ste. 1300

Conshohocken, PA 19428
(Name and Address of Agent for Service)

With a copy to:
Ryan P. Brizek, Esq.

Simpson Thacher & Bartlett LLP

900 G Street, N.W.

Washington, D.C. 20001

May 2, 2025

(Date Tender Offer First Published,
Sent or Given to Security Holders)

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third-party tender offer subject to Rule 14d-1.

☒	issuer tender offer subject to Rule 13e-4.

☐	going-private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☒

This final amendment relates to the Issuer Tender Offer Statement on Schedule TO (the "Statement") originally filed with the Securities and Exchange Commission on May 2, 2025 by Hamilton Lane Private Assets Fund (the "Fund") in connection with an offer (the "Offer") by the Fund to repurchase shares of beneficial interest in the Fund ("Shares”) in an aggregate amount up to $172,030,018 on the terms and subject to the conditions set out in the Offer to Purchase and the related Letter of Transmittal. Copies of the Offer to Purchase and the Letter of Transmittal were previously filed as Exhibits 99.B and 99.C to the Statement on May 2, 2025.

This is the final amendment to the Statement and is being filed to report the results of the Offer. The following information is furnished pursuant to Rule 13e-4(c)(4):

1. Holders of Shares in the Fund ("Shareholders") that desired to tender Shares, or a portion thereof, for purchase were required to submit their tenders by 11:59 p.m., Eastern Time, on June 2, 2025.

2. 1,659,835 Class I Shares, 28,838 Class D Shares and 778,332 Class R Shares of the Fund were validly tendered and not withdrawn prior to the expiration of the Offer. The Fund accepted for purchase 100% of the Class I, Class D and Class R Shares that were validly tendered and not withdrawn prior to the expiration of the Offer as permitted by Rule 13e-4(f)(1) of the Securities Exchange Act of 1934, as amended.

3. The net asset value of the Shares tendered pursuant to the Offer was calculated as of June 30, 2025 in the amount of $30,819,653.85 for Class I, $529,505.35 for Class D and $13,977,127.31 for Class R.

4. The payment of the purchase price of the Shares or portions of Shares tendered was made in the form of promissory notes issued to the Shareholders whose tenders were accepted for purchase by the Fund in accordance with the terms of the Offer. The promissory notes were held by UMB Fund Services, Inc., the Fund's administrator, on behalf of such Shareholders, in accordance with the terms of the Offer. Seventeen (17) Shareholders of Class I, three (3) Shareholders of Class D and seven (7) Shareholder of Class R, whose tenders were accepted for purchase by the Fund, did not tender their entire Shares; therefore, pursuant to the promissory notes issued to the Shareholders, the Fund paid such Shareholders 100% of the Shareholders’ unaudited net asset value of the Shares tendered. A cash payment in the amount of the unaudited net asset value of the Shares tendered was wired to the accounts designated by such Shareholders in their Letters of Transmittal on July 29, 2025. Sixty-one (61) Shareholders of Class I, three (3) Shareholders of Class D and sixty-one (61) Shareholder of Class R, whose tenders were accepted for purchase by the Fund, tendered their entire Shares in the Fund; therefore, pursuant to the promissory note issued to such Shareholders, the Fund paid to the Shareholders at least 90% of the Shareholders’ unaudited net asset value of the Shares tendered, less any early repurchase fee relating to such Shares (the “Initial Payment”). An Initial Payment in the amount of at least 90% of the Shareholders’ unaudited net asset value of the Shares tendered was wired to the accounts designated by such Shareholders in their Letters of Transmittal on July 29, 2025. The Fund will pay the Shareholders a contingent payment (the “Post-Audit Payment”) equal to the excess, if any, of (1) the net asset value of the Shares tendered and purchased as of June 30, 2025 (as it may be adjusted based upon the next annual audit of the Fund’s financial statements) over (2) the Initial Payment. The Post-Audit Payment will be made promptly after the completion of the Fund’s annual audit at the end of May 2026.

Except as specifically provided herein, the information contained in the Statement, Offer to Purchase and the related Letter of Transmittal previously filed on May 2, 2025 (the “Tender Offer Materials”) remains unchanged and this final amendment does not modify any of the information previously reported in the Tender Offer Materials.

Item 1 through Item 9 and Item 11.

The information set forth in the Tender Offer Materials is incorporated herein by reference into this final amendment in answer to Item 1 through Item 9 and Item 11 of Schedule TO.

Item 10.	Financial Statements

Not applicable.

Item 12(a).	Exhibits

Not applicable.

Item 12(b).	Filing Fee

Calculation of Filing Fee Tables

Item 13.	Information Required By Schedule 13E-3

Not applicable.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set out in this statement is true, complete and correct.

HAMILTON LANE PRIVATE ASSETS FUND

By:	/s/ Keith Kleinman
	Name:	Keith Kleinman
	Title:	Secretary

September 19, 2025

EXHIBIT INDEX

EXHIBIT

Calculation of Filing Fee Table